December 26, 2007

Mr. Elaine Wolff, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Cheetah Consulting, Inc.

First Amendment to Registration Statement on Form SB-2

File No. 333-146209

Filed:  December 26, 2007

Dear Ms. Wolff:

Below are Cheetah Consulting, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated October 19, 2007.  On behalf of the Company, on December 26, 2007, I transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR an HTML redlined document which clearly shows each and every change.

NOTE:  Your comment letter received by Cheetah was addressed to Michael J. Daniels.  Please change the receiving person to Diane J. Harrison, Esq. as I am the President.  Mr. Daniels is the resident agent and is not an officer/director or shareholder of the company.  Thank you for this consideration.

General

1.

We have read this comment thoroughly.  The Company supplied as exhibits any and all graphics or other artwork, including our company logo, with the original filing.

2.

Friends and Family Offering:

Our intention in conducting the Friends and Family Offering was solely to provide our friends and family the opportunity to be a part of our (hopeful) success.  We do not have wealthy friends and family; thus, we designed the private offering so that it would be affordable to them.

Secondary Offering:

The subscription agreement executed by each shareholder specifically states that “they are not purchasing [the securities] with a view to resell.”  Using Footnote 32 and the Worm/Wulff letters as guidance, we believe that the sale of stock to a closely held group relying on exemption from registration under Section 4(2) of the 1933 Securities Act, as amended, and Rule 506 of the 1933 Securities Act, as amended, is appropriate.  Since each purchaser specifically agreed that they were not purchasing with a view to “resell” their stock, thereby negating any “distribution,” their shares must be registered in a secondary or resale offering.

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

Rule 415:

We thank you for the referral to Rule 415(a)(1)(i) of the Securities Act of 1933.  Upon review of this section we believe that we have correctly identified our offering.  Rule 415(a)(4) of the Securities Act of 1933 states as follows (emphasis added):

In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this rule.  As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.

We believe that our securities do not meet the definition of “at the market offering” as we do not have an existing trading market for outstanding shares of the same class.  Further, (a)(1)(x) of this section pertains to “[s]ecurities registered (or qualified to be registered) on form S-3 or F-3 which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant.”

We propound that our offering is covered by (a)(1)(ix) which states that “Securities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness.”  Further, the Company takes the position that the Registration Statement filed on Form SB-2 is based on the following factors, which are set forth in Item 29 under Section D of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporate Finance.

How long have the selling shareholders held the shares and  under what circumstances did the selling shareholders receive their shares?

The securities overlying the common stock included for registration in the Registration Statement were acquired pursuant to a Stock Subscription Agreement, accepted by the Company on March 31, 2007, by and among the Company and the shareholders.  The securities were issued in reliance upon an exemption from Registration set forth in Section 4(2) of the Securities Act of 1933, as amended as well as Rule 506 of the 1933 Securities Act, as amended.  Pursuant to Section 4(a) of the Subscription Agreement, each purchasing shareholder represented to us, among other things, that they purchased the securities for their own account and not with a view to or for distribution and that it was purchasing the securities in the ordinary course of business.

What is the relationship between the Company and the selling shareholders?

Only three (3) of the selling shareholders were, as of the date hereof or as of the date the Registration Statement was filed were affiliates of the Company.   These three selling security holders represent 26.67% of the total shares being registered for resale.  The remaining 73.33% are distributed among the remaining thirty-three (33) shareholders.

The remaining selling shareholders are not affiliates of the Company for a variety of reasons.  First, none of the selling shareholders have any ability to directly or indirectly control the actions of the Company either by contract with management or exercise of voting rights.  Furthermore, these selling shareholders do not have greater access than any other shareholder of the Company to information about the Company, its operations, or its financial results.

The determination as to whether a particular shareholder is an affiliate requires a factual determination based on a consideration of all relevant facts and circumstances.   Practitioners believe, and the Commission has previously indicated, that a person who does not beneficially own more than 10% of an issuer’s voting securities is not an affiliate of such issuer.  For example, Rule 10a-3(e)(1)(ii)(A) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) states the following:

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

A person will be deemed not to be in control of a specified person for purposes of this section if the person:

(1)  Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and

(2)  Is not an executive officer of the specified person.

Rule 10a-3(e)(1)(ii)(B) further provides that the definition set forth above “only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership requirement in paragraph (e)(1)(ii)(A)(1) of this section controls or is otherwise an affiliate of a specified person.”  Thus, a shareholder may beneficially own more than 10% of any class of securities and still not be an affiliate.

The question of whether a shareholder beneficially owns a security is determined by Rule 13d-3(a) of the Exchange Act.  Rule13d-3(a) states as follows:

[A] beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

(1)  Voting power which includes the power to vote, or to direct the voting of, such security; and/or,

(2)  Investment power which includes the power to dispose, or to direct the disposition of, such security.

Lastly, Rule 13d-3(d)(1)(i) provides that “[a] person shall be deemed to be the beneficial owner of a security . . . if that person has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a) . . .within sixty days.”

The Commission has previously upheld the position that contractual restrictions preventing shareholders from owning more than 4.99% of an issuer’s common stock also prevents such shareholders from being considered beneficial owners of more than the contractual cap on beneficial ownership in the Commission’s Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001).

As a result of the foregoing, including the Commission’s own interpretation that a contractual conversion cap is sufficient to limit beneficial ownership, none of the selling shareholders are affiliates of the Company.  The Company believes that the restriction placed on the individual shareholders in conjunction with the stock subscription agreement constitute a contractual conversion cap.

What is the amount of shares involved?

The amount of shares involving each individual purchaser of stock under the Stock Subscription Agreement is 30,000 shares or 0.66% prior to the offering and 0.66% after the offering should each individual decide to sell none of his/her shares.    The total number of shares being offered by the Selling Security Holders is 1,350,000.

Are any of the sellers in the business of underwriting securities?

None of the sellers are in the business of underwriting securities.  Based on representations made to the Company by each of the selling shareholders, none of the selling shareholders are in the business of underwriting securities.  Each of the selling shareholders acquired their securities for their own accounts, not with a view to or for distribution and in the ordinary course of their business and none of the selling shareholders have any agreement or understanding with any person to distribute any of the securities sought to be registered on the Registration Statement.

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

Accordingly, after consideration of the foregoing factors, we believe registering the shares pursuant to Rule 415(a)(1)(i) of Regulation C is proper.

3.

Ms. Harrison was retained by Avalon Development Enterprises, Inc. (now know as GuangZou Global Telecom) and Irish Mag, Inc. (now known as China Public Security Technology, Inc.) to assist each company in becoming fully reporting with the SEC.  Accordingly, she prepared the registration statements and provided her opinion as to the legality of the shares being offered in those registration statements.  The companies had made their decision to complete a merger prior to asking Ms. Harrison to become Secretary.  Each company received unsolicited offers of merger and Ms. Harrison had no involvement in the decision process to accept or reject those offers.  Her position as Secretary involved reviewing the merger documents.    Both companies believed that as Secretary she would be able to complete appropriate due diligence and review of documents thereby facilitating any merger.  Ms. Harrison believes that her position as Secretary for these two (2) companies was more that of “secretary emeritus” and not that of a “secretary-in-fact” to continue upon the completion of a merger.  Due to her minimal experience in mergers and acquisitions at the time, Ms. Harrison viewed her involvement as educationally beneficial and could not in good conscience charge for her effort.

As far as complying with Rule 419 under the Securities Act, we believe Cheetah Consulting, Inc. does not meet the definition of a “blank check company;” we are not a development stage company with no specific business plan and are not issuing penny stock:

•

Cheetah Consulting, Inc. was formed in May 2004 and commenced implementing its very specific business plan in August 2006, generating revenue ever since.

•

We are not registering a primary offering.  We are registering the stock of our current shareholders and are seeking to become fully reporting with the SEC.  We are not seeking to raise any capital in the market.  Our private placement was completed amongst a select group of family and friends who believe that our business model can and will be successful.

•

We often advise a client to register their company with the SEC.  We thought it good business practice to have gone through the registration process ourselves so that we can speak from personal experience and can use our experience as an example (thereby avoiding potentially disclosing another client’s confidential matters).

4.

We added a specific section, “CONFLICT OF INTERESTS,” which appears on page 25, per your comment.

5.

A copy of the stock subscription agreement executed by Mr. Scutero is attached as an exhibit per your request.

Prospectus Cover Page

6.

We disagree with your request to identify our selling security holders as underwriters.  Please see our detailed analysis under Responses 2 and 3 above as well as the following discussion:

The term underwriter is broadly defined in Section 2(11) of the Securities Act of 1933, as amended to mean any person who has purchased from an Issuer with a view to, or offers or sells for an Issuer in connection with, the distribution of any security, or participates, or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.  The interpretation of this definition has traditionally focused on the words with a view to in the phrase purchased from an Issuer with a view to***distribution.  Individual investors who are not professionals in the securities business may also be underwriters within the meaning of that term as used in the Act if they act as links in a chain of transactions through which securities move from the Issuer to the Public.  Since it is difficult to ascertain the mental state of the purchaser at the time of his acquisition, subsequent acts and circumstances have been considered to determine whether such person took with a view

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

to distribution at the time of his acquisition.

It should be noted that the statutory language of Section 2(11) is in the disjunctive.  It is insufficient to conclude that a person is not an underwriter solely because he did not purchase securities from an Issuer with a view to their distribution.  It must also be established that the person is not offering or selling for an Issuer in connection with the distribution of the securities, does not participate or have a direct or indirect participation in any such undertaking, and does not participate or have a participation in the direct or indirect underwriting of such an undertaking.

In determining when a person is deemed not to be engaged in a distribution several factors must be considered.

First, the purpose and underlying policy of the Act to protect investors requires that there be adequate current information concerning the Issuer, whether the resales of securities by persons result in a distribution or are effected in trading transactions.  Accordingly, the availability of the rule is conditioned on the existence of adequate current public information.  Currently there is no trading market for our securities and thus this criteria may not be properly evaluated unless and until a trading market develops.

Secondly, a holding period prior to resale is essential to assure that those persons who buy under a claim of a Section 4(2) exemption have assumed the economic risks of investment and therefore are not acting as conduits for sale to the public unregistered securities, directly or indirectly, on behalf of an Issuer.  The stock subscription agreement executed by each purchaser of our securities specifically states that they are not purchasing with a view to resale.  This goes to the heart of the mental state of each purchaser.  Further, each purchaser is having his/her shares registered to insure that there is adequate current information concerning the Issuer to protect the investing public.  By the time the shares being registered are available for resale they will have been held for a sufficient period of time to clearly show that their intention was to assume the economic risk of investment and therefore they are not acting as conduits for sale to the public any unregistered securities.

A third factor which must be considered in determining what is deemed not to constitute a distribution is the impact of the particular transaction or transactions on the trading markets.  A person reselling securities under Section 4(1) of the Act must sell the securities in such limited quantities and in such a manner as not to disrupt the trading markets.  The larger amount of securities involved, the more likely it is that such resales may involve methods of offering and amounts of compensation usually associated with a distribution rather than routine transactions.  Since there is no trading market for our securities there can be no disruption of any trading market regarding the shares that are being registered.

In light of the foregoing discussion we do not believe that the selling security holders should be deemed underwriters in this offering.

We have deleted the sentence you requested be deleted.  The cover page is not longer than one (1) page.

Prospectus Summary, Page 2

7.

We have modified our disclosure to be more precise according to your comment.

8.

Disclosure has been added to our disclosure per your comment.

Number of Shares Being Offered, Page 2

9.

Disclosure has been revised per your comment.

Lack of Liquidity In Our Common Stock, Page 2

10.

Our disclosure has been changed according to your comment.

Risk Factors, Page 3

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

11.

Risk Factor 11 added in response to your comment.

12.

Risk Factor 12 added in response to your comment.

13.

The Introductory paragraph under Risk Factors was revised as follows:  “We have incurred both profits and losses . . . .”

We Engage in Consulting Activities Which Involve a High Degree of Risk, page 3

We have a limited operating history that includes a small net income . . . , page 3

Even if a market develops for our shares, our shares may be thinly traded . . ., page 6

14.

We deleted the bulleted lists as suggested and revised Risk Factors 1, 2, and 18 (now 20) to be more specific to our Company.

15.

We removed the mitigating language in Risk Factor 2.

(7) We May Not Be Able To Acquire The Experienced Personnel To Perform Our Specific Consulting Services, page 4.

16.

We added the following disclosure to Risk Factor (7) as requested:

This is based on the projections the company has made regarding the anticipated increase in the number of clients. We believe we will need personnel with good mathematical, accounting, and business management backgrounds and excellent communication skills.

(8)  A Conflict Of Interest May Exist For Our President Diane J. Harrison, Esq. With Her Other Business Interests, page 4

17.

We added the following disclosure to Risk Factor (8):

The husband of Ms. Harrison, Michael Daniels is a commissioned employee of CCI.  This relationship could cause a conflict of interest as he may receive favorable treatment.

In order to service our clients transportation was necessary to have for personnel performing services for the company.  Since the company did not have credit facilities at this time it was necessary for Ms. Harrison to purchase a vehicle on behalf of the company and do a full release and assignment to the company.  The cost of the vehicle was $51,000.

18.

We added the following disclosure to Risk Factor (8):

Ms. Harrison may have to put the needs of her law firm clients ahead of those of Cheetah Consulting, Inc.  This prioritization may result in missed opportunities or deadlines for us, which may, in turn, cause investors to lose all or part of their investment ..

(10) Small Public Companies Are Inherently Risky And We May Be Exposed To Market Factors Beyond Our Control. . . . , page 4

19.

We added the following disclosure to Risk Factor (10):

People experienced in the reporting requirements of a public company as well as experience in developing internal controls that will conform to the requirements set forth under the 1933 Securities Act, as amended may be necessary.  The cost of these additional outside consultants will have a direct impact on our profitability.

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

(14) (formerly (12)) Because It May Be Difficult To Effect A Change In Control Of Cheetah Consulting, Inc. Without Current Management Consent . . . page 4

20.

We added a separate Risk Factor (23), below, to address the risk regarding the difficulty in effecting a change in control.

(23) Our President Controls 76% of Our Stock and Controls All Matters Requiring Stockholder Approval.

Our President, Diane J. Harrison controls 76% of our stock.  Ms. Harrison has the ability to control the outcome of all matters requiring stockholder approval and the interest of Ms. Harrison may differ from those of the other stockholders and any actions taken by Ms. Harrison may not be in the best interest of other shareholders.

(15) (formerly (13)) The Sale Of Shares Of Common Stock By Our Selling Security Holders . . . , page 5

21.

We added the following disclosure to Risk Factor (15) (formerly (13)):

We are registering with the U.S. Securities Exchange Commission 1,350,000 shares of common stock owned by the selling security holders.  This constitutes 29.67% of our shares issued and outstanding. The security holders may sell some or all of their shares immediately after they are registered. In the event that the security holders sell some or all of their shares, the price of our common stock could decrease significantly.

Our ability to raise additional capital in the future, after the close of this offering, through the sale of our stock in private transactions may be harmed by competing re-sales of our common stock sold by the selling security holders. Potential investors may not be interested in purchasing shares of our common stock if the selling security holders have sold their shares of common stock. The selling of stock by the security holders could be interpreted by potential investors as a lack of confidence in us and our ability to develop a stable market for our stock.  As the selling security holders sell their registered stock, which represents 29.67% of our shares issued and outstanding , the price of our common stock could fall ..

(18) (formerly (16)) Investors May Never Receive Cash Distributions. . . page 6

22.

We added the following disclosure to Risk Factor (18) (formerly (16)):

It is our intention that any earnings in the foreseeable future will be retained for development and expansion of our business and not paying any cash dividends.

(19) (formerly (17)) Without A Public Market There Is No Liquidity For Our Share, And Our Shareholders May Never  . . . page 6

23.

We added the following disclosure to Risk Factor (19) (formerly (17)):

We have not contacted any market maker to discuss the filing of a listing application on our behalf.

(20) (formerly (18)) Even If A Market Develops For Our Shares, Our Shares May Be Thinly

24.

In  response to your Comment 14, we deleted the bullet points.

Plan of Distribution, Page 10

25.

We added the following disclosure as the third full paragraph under Plan of Distribution:

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

Our offering price was based on the last purchase of stock by Ms. Harrison, our President.  She invested a total of $2,500.00 of which $250.00 was the par value purchase price of 25,000 shares of our stock and $2,250.00 was treated as additional paid-in-capital.  When added together this equates to a purchase price of $0.10 per share.  It is this figure that was then used for determining our offering price.  To provide further verification that our offering price was fair and reasonable we looked at our earnings per share of $0.02 and using a market multiple of only five (5) we arrive at a price of $0.10 per share.

26.

Our disclosure has been modified as follows:

Of the offering costs expended so far we have spent monies for accounting fees, PCAOB audit fees, stock transfer agent fees and our filing fee with the S.E.C.

Directors, Executive Officers, Promoters and Control Persons, Page 11

Directors and Executive Officers, Page 11

27.

We added the following disclosure in the footnotes to Table 2.0:

Ms. Lynnette Harrison is the sister of our President Diane J. Harrison.

28.

We added the following explanatory information as requested:

- Lynnette J. Harrison has served as our Secretary and as a Director since January 2, 2007. Ms. Harrison graduated from West Virginia Northern Community College as a programmer/analyst.  Upon graduation, she began her career at Weirton Steel Corporation as a programmer analyst working on development of and enhancements to their Inventory System (a mainframe COBOL/DB2 based application) that traced steel orders.   In 1998, after four (4) years at Weirton Steel , she accepted a position at Highmark Blue Cross Blue Shield as an Application Developer .. An application developer’s responsibilities include providing technical expertise and support in design and development of business applications; collecting and analyzing business and system requirements for projects and ensuring successful implementation and support of project efforts; and identifying integration issues and developing alternative solutions.   Ms. Harrison currently works in Highmark’s Medicare Advantage and Reimbursement Group where she provides development of and enhancements to (1)  mainframe COBOL/DB2 based software that produces payments to eligible providers and (2) Web/JAVA application software that provides up-dating and reporting to eligible providers.

29.

We added the following explanatory information as requested:

. . . . brush (a person responsible for maintaining game integrity and dealer movement), floorman (the second in command to the shift supervisor in the poker room), ..

Shares Eligible for Future Sale, Page 13

30.

We added the following disclosure:

We currently have one (1) shareholder holding 3,500,000 shares that are eligible to be sold under Rule 144 of the Securities Act of 1933, as amended.

Organization Within Last Five Years, Page 14

31.

We revised the last paragraph in this section as follows:

The Company has had no related transactions with any related persons, promoters or control persons that have had an interest in our business.  Michael J. Daniels, the husband of our President

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

Diane J. Harrison, is a commissioned employee of the company.  Mr. Daniels does not hold any shares of stock in the company and does not have the ability to exert any control over the shares held by our President; she has sole and dispositive rights over all her shares.  However, as Ms. Harrison and Mr. Daniels are husband and wife, in the event of the death of Ms. Harrison, Mr. Daniels would inherit dispositive control over Ms. Harrison’s shares.

Description of Business, Page 15

Business Development, Page 15

32.

We do not use any accountants for our DCF analysis.  We provided a detailed analysis in our disclosure as to the techniques used and how we created mathematical formulas that are used by any of our people to input the data into our computer for proper analysis.  Our disclosure was added to subsection (1) Principal Products or Services and Their Markets, accordingly.

33.

We added the following disclosure to the sixth paragraph under Business Development:

This employee is Mr. Michael Daniels, the husband of our President.  Mr. Daniels has two bachelor’s degrees: one in management and one in political science with an emphasis in legal studies.  He has over 25 years of experience in business as a business owner, manager and independent consultant.

In addition, we added the following to subparagraph (12) Our Employees:

We have one commissioned employee that was paid $61,932.00 for the year ended December 31, 2006.  This is Michael Daniels the husband of our President Diane J. Harrison.  Mr. Daniels has over twenty-five (25) years experience in business as a business owner, manager and independent consultant.  His commission is based on the fee received by a client and the amount of time he spends on the project.  We have not developed an exact formula yet.  A decision is made by our officers and directors to approve his pay upon completion of a project.  When we have the revenue and cash flow Mr. Daniels will be put on a salary and bonus program.

Please note that Mr. Daniels is not paid a “salary” on the projects he works on.  He is commission only.

34.

This was a typographical error when we prepared the registration statement.  We have corrected the numbers for consistency of disclosure.

35.

We have changed this disclosure to remove any “puffing” that may have appeared.

Our Business, Page 15

36.

Our disclosure was modified as follows:

The fees charged to a client range from $5,000 to $15,000 per project, depending on the size of the client company.  A client pays the fee up front for us to provide a valuation of his or her business using our DCF model.  The client supplies financial statements provided by their accountants for us to pull the figures we use in our formulas.  We then meet with the client to discuss the results and the different approaches they may utilize in the future as an exit strategy.

37.

Our disclosure was modified as follows:

We do not execute any formal agreement in writing with a client.  As a company we believe that personal service and reputation are important and to date this arrangement has worked well for both our clients and our company.

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

We do not have any exhibits to file as agreements as we do not execute any written contract or agreement for services.  Our clients are usually referred to us and our performance continues to gain us referrals.  Should a specific client request an agreement in writing we will develop one at that time.  We do have plans to move to a written agreement in the future however we have not determined exactly when we will make the change.

Distribution Method of the Services, Page 15

38.

Our disclosure was modified as follows:

The network of attorneys , accountants , and brokers that Ms. Harrison has developed is our primary marketing tool.  These attorneys, accountants, and brokers with whom she associates refer their clients, those who have inquired about exit strategies, to Cheetah Consulting, Inc.  The first contact is usually initiated by the potential client.  With a network consisting of over twenty-five (25) attorneys, accountants, and brokers, we receive referrals via telephone or e-mail on a monthly basis.

Dependence on Limited Customers, Page 16

39.

Our disclosure has been modified as follows:

We do not have to rely on any one or a limited number of customers for our business. While our target market is limited to small to medium sized companies, the majority of our new clients come to us as referrals from existing clients or from our network of attorneys, accountants, and brokers.  The company has steadily increased its revenues due to an expanding client base.  We believe that our client base will continue to expand and will do so more rapidly once we are able to hire and train a full-time marketing person.  Not every referral becomes a client.  If a company referred to us is unable to produce accurate records and financials from which we could conduct a proper analysis, we advise them that we are unable to take them on as a client.

To date, no one client has represented more than 10% of our revenue.  We may be working on projects for 3-5 clients at any given time.  We have had in excess of 15 clients since we began our consulting services in August of 2006.

Government Regulation

40.

Our disclosure was modified as follows:

As a company specializing in consulting services we are subject to a limited variety of local, state, and federal regulations.   As a Florida corporation we must file an annual report with the Department of State in Florida.  There are no federal or state regulations that require a special business license for our services.

Research and Development During Last Two Fiscal Years, Page 17

41.

We revised this section as follows:

During the last two fiscal years minimal money was spent on research and development. We conducted some Internet research ..  Specifically, we searched for other consulting firm websites to evaluate and compare services and fees.  The Company has opened discussions with a company to determine the cost of constructing a website appropriate to our business.  When and if the company has the financial resources it will reserve an appropriate domain name and begin

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

construction of its website.  We have also conducted business travel that provided the opportunity to investigate the feasibility of initiating our business model.

Our Employees, Page 17

42.

We added the following to our disclosure:

Our President Diane J. Harrison is also the owner of Harrison Law, P.A., a small law practice.  Accordingly, she must devote time to her law practice as well as to our company.  To this end, she does rely on her commissioned employee, husband Michael Daniels, to devote in excess of 40 hours per week to our business.  At the present time, Ms. Harrison devotes approximately 20 hours per week to the Company.  As the business increases, she will dedicate more of her time to our operations.  In addition to her law practice and Cheetah Consulting, Inc., Ms. Harrison is the Secretary of Coastline Corporate Services, Inc., a Florida corporation, fully reporting with the SEC, and the Secretary of Seafarer Exploration, Inc., a Florida corporation.

Management’s Discussion and Analysis of Financial Condition, Page 18

Results of Operations for the Period Ended June 30, 2007, Page 18

43.

There has been no change in our commission expense.  Commission expense was accounted for in our financial statements for both periods.  If you are referring to the fact that there was a reduction in the amount of commissions paid during the period ended June 30, 2007, we have added disclosure to cover this change which makes our disclosure compliant with Item 303 of Regulation S-B.

44.

Our disclosure has been modified according to your comment.

45.

Our disclosure has been modified according to your comment.

46.

We added the following to our disclosure:

For the period ended June 30, 2007 our revenues of $89,724 were a significant increase over the same period in 2006.  Even comparing our revenues to the period beginning in August (when we first started earning revenue) to December 31, 2006 we show an increase in revenue of $10,409 and an increase in net income of $39,567.  We attribute this increase to our President devoting more time to the continued development of our business model thus increasing our client base.  Expenses during the period ended June 30, 2007 compared to the year ending December 31, 2006 reflect a decrease of $35,445.   Our total expenses for the period ended June 30, 2007 were $43,169 and the majority of these expenses were commissions paid in the amount of $31,024 to Mr. Daniels the husband of Ms. Harrison.  The $35,000 decrease in expenses is directly related to a decrease of $30,000 in commissions paid.

47.

Due to our error, there is no $12,365 figure in the “Other” column for 2006.  Accordingly, we revised the discussion under the Results of Operations for the Period Ended December 31, 2006 as follows:

During the year ended December 31, 2006, we had revenues of approximately $79,315.  While we had a net income of $701 from operations, we ended the year with a net loss of $1,934 due to a capital loss of $2,643.  This capital loss is due to our incorrect reporting for 2006.  In 2006, the Company, in lieu of cash, received common stock with a fair market value of $15,000 as consulting income. The $15,000 was part of Guaranteed Payments reported by a partnership K-1 (see Note G, Notes to Financial Statements, December 31, 2006). The Company subsequently sold the common stock for $12,357 resulting in an investment loss of $2,643. The Company, incorrectly, did not include the $15,000 fair value of the shares received in its consulting income and reported the entire net sales proceeds of $12,357 as investment income.

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

48.

Our disclosure has been modified according to your comment.

Our President, Diane J. Harrison of Harrison Law, P.A., has verbally agreed to provide her legal services to our company free of charge; as she is our President, we believe no written agreement is necessary.

Any fees Harrison Law, P.A. could charge for these services would be immaterial in amount or significance, thus, we believe no agreement needs to be filed.

49.

We apologize for this error and revised the statement to be more clear as follows:

This is due to the fact that we have accounted for six months in 2007 versus only five months in 2006 (as we only started operations in August 2006).

Liquidity and Capital Resources, Page 19

50.

Our disclosure has been modified as follows:

Our internal liquidity is provided by our operations. Our current cash and cash equivalents exceed our current liabilities by over $38,000.00.  Management believes that in the fiscal year 2007 the Company will continue to show a profit and operations should be sustainable in the long-term of at least twelve (12) months.  In the event the company needs additional funds, our President, Diane J. Harrison, will provide any necessary capital to the company in the form of non-interest bearing loans due and payable at least twelve (12) months in the future.  There is no agreement in writing regarding this loan and our Board of Directors does not believe a written commitment is necessary due to the present level of time and effort Ms. Harrison has in the venture.

While the capital resources of the company are stable from a cash perspective, the credit of the officers and directors for debt financing if necessary is extremely strong. The company has not established any lines of credit with any banks. Two members of our Board of Directors, Ms. Diane Harrison and Mr. Scutero, are accredited investors and have high credit ratings to support any required personal guarantee.  They have committed to the company that they would secure up to $150,000 in credit if necessary – this commitment is in addition to any loan Ms. Harrison may personally make to the Company.  There is no agreement in writing regarding this extension of credit and our Board of Directors does not believe a written commitment is necessary due to the present level of time and effort Ms. Harrison and Mr. Scutero have in the venture.

51.

We disclosed the basis for this assertion (see second paragraph in response to Comment 50, above).

52.

We added the following disclosure to clarify our position with respect to any business combination:

We have not entered into any discussions with any companies, financial institutions, investment banks, broker-dealers, promoters or other parties regarding the pursuit of any business combination that would result in a change in control.  We set forth above the  circumstances under which this would occur, keeping in mind the fiduciary responsibility of management to maintain shareholder value.

Description of Property, Page 19

53.

Our disclosure is revised as follows:

The Company has purchased an automobile that is used by Ms. Harrison for business purposes.  The automobile was purchased by Ms. Harrison and she signed a full release of interest and

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

assignment of the vehicle to the Company.  Cheetah Consulting, Inc. has assumed the loan with Chase Auto Finance on the terms that were originally executed by Ms. Harrison.  The loan is for five (5) years with 60 monthly payments of $1,026.72 monthly.  The auto insurance is provided through the personal insurance of Ms. Harrison; the Company reimburses her for the monthly premium payment of $389.00.

54.

We added the following disclosure as requested:

One of our clients is a marine salvage company that has requested we be involved in some of their recovery operations.  As a result of this special request, we purchased special scuba diving equipment to accommodate this request.

Certain Relationships and related Transactions, Page 19

55.

We added the following disclosure:

Our business is run from an office in the home of our President Diane J. Harrison.  This office is supplied at no charge and Ms. Harrison does not take a tax deduction for this dedicated office space.

The Company has purchased an automobile that is used by Ms. Harrison for business purposes.  The automobile was purchased by Ms. Harrison and she signed a full release of interest and assignment of the vehicle to the Company.  Cheetah Consulting, Inc. has assumed the loan with Chase Auto Finance on the terms that were originally executed by Ms. Harrison.  The loan is for five (5) years with 60 monthly payments of $1,026.72 monthly.  The auto insurance is provided through the personal insurance of Ms. Harrison; the Company reimburses her for the monthly premium payment of $389.00.

Market for Common Equity and Related Stockholder Matters, Page 20

56.

The first paragraph was revised as follows in response to your comment.

Our common stock is not quoted or traded on any quotation medium at this time. Once we are fully reporting with the SEC, We intend to apply to have our common stock included for quotation on the FINRA OTC Bulletin Board.  However, until such application is accepted and trading of our stock on the OTCBB begins, shareholders who wish to sell their shares will have to sell their shares in privately negotiated transactions ..

57.

This information was in our document in error.  Our disclosure has been revised to correctly reflect our business and the conditions relative to our business.

58.

We disclosed Ms. Harrison’s qualifications under the section heading Audit Committee.  As a direct result of her having to coordinate with accountants and PCAOB auditors the financial statements for her various client companies, she has gained the necessary skills to maintain our accounting.  Through the use of Quick Books and the use of periodic consultation with an accountant to insure that our financials are proper, she is more than capable of handling our accounting.

Corporate Governance, Page 24

59.

This disclosure as deleted after further review of these sections of the 1934 Securities and Exchange Act.

60.

We believe that, currently, we are not required to have an independent director.  Accordingly, we state that "Further, we have not applied for a listing with a national exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent."

For clarification, we added the following disclosure:

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

                We have no independent directors on our Board of Directors as defined in Item 407 of Regulation S-B.

Financial Statements for the Six Months Ended June 30, 2007

Financial Statements

Statement of Operations, Page F-4

61.

Cheetah Consulting, Inc. had no operations from January 1, 2006 through July 31, 2006 that required any accounting entries.  The only activities were those related to the development of the business model.

62.

Our filing has been revised according to your comment.

Notes to Financial Statements

Note B – Significant Accounting Policies

Income Taxes, Page 7

63.

Disclosure added under the Income Taxes subheading.

Note C – Note Payable, Page F-8

64.

Disclosure revised as requested

Note E – Earnings (Loss) Per Common Share, Page F-8

65.

Note E is revised as required.

Financial Statements For The Year Ended December 31, 2006

Balance Sheet, Page F-10

66.

Balance Sheet corrected to properly reflect the recapitalization and the forward stock split discussed in Note F.

Statement of Operations, Page F-11

67.

The line item is now a Capital Loss, the nature of which is explained in Note D in the Notes to Financial Statements.

Statement of Changes in Stockholder’s Equity, Page F-12

68.

The office space is provided on a rent free basis.  SAB Topic 1B addresses a company and its subsidiary--a situation which does not apply to Cheetah Consulting, Inc.

Statement of Cash Flows, Page F-13

69.

The Net Income (Loss) is revised to ($1,934) – consistent with the Statement of Operations.  Further, the Investment Income line item was revised to Investment Loss, which is explained in Notes D and G.

Part II, Page II-1

General

Elaine Wolff

Re:  Cheetah Consulting, Inc.

12/26/2007

70.

Item numbers added as requested.

Other Expenses of Issuance and Distribution, Page II-1

71.

Our disclosure has been amended according to your comment.  In addition, we have disclosed in our document that Ms. Harrison is providing her legal services for free.

Recent Sales of Unregistered Securities, Page II-1

72.

We corrected the errors regarding the number of shares Ms. Harrison acquired and revised all the tables to clearly show the number of shares purchased, the number of shares owned after the recapitalization and the number of shares owned after the forward stock split for all shareholders.

73.

Our disclosure has been amended according to your comment.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1. Cheetah Consulting, Inc. SB-2/A-1

2. Exhibit 5.1: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3. Exhibit 10.1:  Joseph Scutero Subscription Agreement

4. Exhibit 10.2:  Lynnette J. Harrison Subscription Agreement

5. Exhibit 15:  Acknowledgement of Auditor

6. Exhibit 23.1: Consent of Auditor